October 14, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey Riedler
U.S. Securities and Exchange Commission
Assistant Director
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  BAYWOOD INTERNATIONAL, INC.
          PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
          FILE NO. 0-22024

Dear Mr. Riedler:

     We  are  responding  to  the  comments of the Staff ("Staff") of the United
                                                           -----
States  Securities  and  Exchange Commission ("SEC") set forth in your letter of
                                               ---
October  12,  2005 ("Staff Comment Letter") with respect to certain filings made
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by  Baywood International, Inc. ("we", "us" or the "Company") with the SEC under
                                  --    --          -------
the Securities Exchange Act of 1934, as amended. Filed herewith is an amended Annual Report on Form 10-KSB/A for the Company's fiscal year ended December 31, 2004 and a Definitive Proxy Statement on Schedule 14A incorporating the requested changes as set forth in the Staff Comment Letter (collectively, the "Amendments").
 ----------

     For the convenience of the Staff, all responses are keyed numerically to respond to the Staff's numbered comments in the Staff Comment Letter. Additionally, for the convenience of the Staff, we have set forth the Staff's original comments from the Staff Comment Letter in bold and italicized type immediately prior to each response.

     Under separate cover, via overnight mail, we are also forwarding to your attention a courtesy copy of this letter and the Amendments, marked to show the changes that the Company has made.

     As requested in the Staff Comment Letter, in connection with this filing, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments; (ii) Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
October 14, 2005
Page 2

SCHEDULE 14A
------------
General
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1.     IN YOUR RESPONSE LETTER, PLEASE RESTATE OUR COMMENT BEFORE PROVIDING YOUR
RESPONSE.

RESPONSE:  We have complied with your request.

2.     PLEASE  FILE THE PROXY CARD WITH YOUR NEXT AMENDMENT TO THE SCHEDULE 14A.

RESPONSE: As requested, appropriate modifications have been made in the Amendments.

Revocability of Proxy and Voting of Proxy, page 3
-------------------------------------------------

3. YOU STATE, "BECAUSE ABSTENTIONS WITH RESPECT TO ANY MATTER ARE TREATED AS SHARES PRESENT OR REPRESENTED AND ENTITLED TO VOTE FOR THE PURPOSES OF DETERMINING WHETHER THAT MATTER HAS BEEN APPROVED BY THE SHAREHOLDERS, ABSTENTIONS HAVE THE SAME EFFECT AS NEGATIVE VOTES." IT APPEARS TO US THAT
ABSTENTIONS MIGHT BE TREATED DIFFERENTLY IN CONNECTION WITH THE DIFFERENT PROPOSALS. SUPPLEMENTALLY, IF TRUE, PLEASE CONFIRM TO US THAT ABSTENTIONS WILL BE TREATED AS NEGATIVE VOTES IN THE CASE OF EACH OF THE PROPOSALS. IF THIS IS NOT THE CASE, PLEASE AMEND YOUR DISCLOSURE ACCORDINGLY.

RESPONSE: As requested, appropriate modifications have been made in the Amendments. Please note that with respect to the proposal to amend our Articles of Incorporation, abstentions will be treated as negative votes.

Proposal 2, p.5
---------------
Amendment to the articles of incorporation
------------------------------------------

4. AS OF THE MOST RECENT PRACTICABLE DATE, PLEASE DISCLOSE THE NUMBER OF SHARES OF COMMON STOCK

     -     ISSUED  AND  OUTSTANDING;
     - RESERVED FOR ISSUANCE IN CONNECTION WITH THE CONVERSION OF SHARES OF OUTSTANDING PREFERRED STOCK;
     - RESERVED FOR ISSUANCE PURSUANT TO ANY AND ALL OPTIONS, WARRANTS AND ANY OTHER SIMILAR TYPES OF SECURITIES; AND
     -     AVAILABLE  FOR  FUTURE  ISSUANCE.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

5. WITH RESPECT TO THE CLASS G PREFERRED STOCK, PLEASE DISCLOSE THAT MR. REITHINGER AND MR. RULLICH, WHO OWN ALL OF THESE SHARES, ARE VOTING IN FAVOR OF THE PROPOSAL.


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Securities and Exchange Commission
October 14, 2005
Page 3

RESPONSE: As requested, appropriate modifications have been made in the Amendments.

6. WE NOTE YOUR STATEMENT THAT THE COMPANY DOES NOT HAVE ANY PLANS TO ISSUE SHARES IN ANY CORPORATE COMBINATION. HOWEVER, YOU SHOULD ALSO WHETHER THE COMPANY HAS ANY PLANS TO ISSUE SHARES FOR ANY OTHER PURPOSE AT THE PRESENT TIME. IF THE COMPANY DOES HAVE SUCH PLANS, PLEASE PROVIDE A BRIEF DESCRIPTION OF THE PLANS.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

7. PLEASE DISCLOSE THE IMPLICATIONS FOR SHAREHOLDER APPROVAL OF THIS PROPOSAL, INCLUDING THE DILUTIVE AND/OR ANTI-TAKEOVER EFFECTS THE PROPOSALS COULD HAVE IF THE COMPANY ISSUES SHARES.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

Corporate Governance, p.7
-------------------------

8. WE NOTE THAT MR. LAM AND MS. CHOI RESIGNED FROM THE BOARD IN JUNE OF THIS YEAR. ITEM 7 OF SCHEDULE 14A MAY REQUIRE THAT THE COMPANY DISCLOSE DISAGREEMENTS BETWEEN THE COMPANY AND THESE DIRECTORS. PLEASE REVIEW THE REQUIREMENTS OF ITEM 7 AND REVISE THE DISCLOSURE AS NECESSARY.

RESPONSE: The resignation letters of Mr. Lam and Ms. Choi did not contain any reference to any disagreements nor was the Company asked to disclose any disagreements.

Certain relationships and transactions, p.14
--------------------------------------------

9. WE NOTE YOUR STATEMENT THAT THE COMPANY HAS A POLICY RELATING TO TRANSACTIONS WITH AFFILIATES. HOWEVER THIS DISCLOSURE IS DIFFERENT FROM A STATEMENT INDICATING THAT THE TERMS OF THESE TWO AGREEMENTS ARE NOT LESS
FAVORABLE TO THE COMPANY THAN OTHER, SIMILAR AGREEMENTS. PLEASE REVISE YOUR DISCLOSURE TO STATE, IF APPLICABLE, THAT THESE AGREEMENTS ARE ON TERMS NO LESS FAVORABLE THAT THOSE THAT COULD BE OBTAINED FROM NON-AFFILIATES.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

Incorporation by reference, p.15
--------------------------------

10. YOU HAVE ONLY INCORPORATED THE COMPANY'S 2004 ANNUAL REPORT INTO THE PROXY STATEMENT. HOWEVER, THAT ANNUAL REPORT DOES NOT INCLUDE, AS AN EXHIBIT, THE HKTPCO AGREEMENT. PLEASE REVISE YOUR INCORPORATION BY REFERENCE TO INCLUDE THE DOCUMENT TO WHICH YOU ATTACHED THIS AGREEMENT. PLEASE NOTE THAT WE MAY HAVE COMMENTS ON THAT FILING.

RESPONSE: Please note that in response to your comment we have filed the HKTPCO agreement to the amended 10-KSB as Exhibit 10


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Securities and Exchange Commission
October 14, 2005
Page 4

10-KSB
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General
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11.     PLEASE  INCLUDE  THE  SIGNATURE  OF  YOUR  PRINCIPAL  FINANCIAL OFFICER.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

Growth Strategy, page 5
-----------------------

12. SUPPLEMENTALLY, PROVIDE US WITH SUPPORT FOR THE PROPOSITION THAT THERE IS "A CONTINUED RECOGNITION AND POTENTIAL OF NATURAL-BASED COMPOUNDS FOR CONSUMER BENEFIT." ALTERNATIVELY, DELETE THIS CLAIM.

RESPONSE: Please note that we have deleted this claim and revised our disclosure on page 5 of our amended 10-KSB to read as follows: "Management feels that there is potential for internal growth from existing and new product formulations for condition specific applications or for everyday use as part of a better quality of life."

International, page 5
---------------------

13. PLEASE DISCLOSE THE PERCENTAGE OF TOTAL SALES THAT WERE MADE IN EACH OF CANADA, EUROPE AND ASIA FOR THE YEAR ENDED DECEMBER 31, 2004.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

Market and competition, page 7
------------------------------

14.     PLEASE  IDENTIFY  YOUR  PRINCIPAL  COMPETITORS.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments. Beyond the expanded disclosure that we have provided, please note that it is difficult to respond more fully to your comment given the broad nature of our industry. There are hundreds of small companies that sell thousands of combinations of products that are either dissimilar or similar to the products that we sell.

Government Regulation, page 9
-----------------------------

15. PLEASE STATE WHETHER OR NOT YOU ARE CURRENTLY IN COMPLIANCE WITH EACH OF THE LAWS, RULES AND REGULATIONS YOU MENTION IN THIS SECTION. ALSO, DESCRIBE ANY INCIDENCE OF NONCOMPLIANCE OVER THE PAST THREE YEARS.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.


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Securities and Exchange Commission
October 14, 2005
Page 5

Dividends, page 12
------------------

16. PLEASE STATE YOUR AGGREGATE ANNUAL DIVIDEND PAYMENT OBLIGATIONS IN CONNECTION WITH EACH OF YOUR CLASS E AND CLASS F PREFERRED STOCK. ALSO, STATE WHETHER YOU WERE CURRENT AS TO DIVIDEND PAYMENTS TO THE HOLDERS OF THESE SECURITIES AS OF DECEMBER 31, 2004.

RESPONSE: As requested, appropriate modifications have been made in each of the Amendments.

Risk Factors, p. 18
-------------------

17. IN FUTURE FILINGS WITH RISK FACTORS, PLEASE CUSTOMIZE YOUR RISK FACTORS WITH FACT-SPECIFIC DISCLOSURE SO THAT INVESTORS WILL HAVE THE PROPER CONTEXT IN WHICH TO EVALUATE THE RISKS YOU DESCRIBE. AS ONE EXAMPLE ONLY, IN YOUR DISCUSSION "W MAY FACE SIGNIFICANT COMPETITION " ON PAGE 21, YOU HAVE PROVIDED A RATHER GENERIC DISCUSSION OF THE RISKS ASSOCIATED WITH COMPETITION. IN THE FUTURE, THIS RISK FACTOR SHOULD INCLUDE DISCUSSION OF ACTUAL COMPETITORS AND POTENTIAL COMPETITORS AND ANY ADVANTAGES THEIR PRODUCTS MAY HAVE RELATIVE YOUR PRODUCTS WITH RESPECT TO EFFECTIVENESS, SAFETY, PRICING OR OTHER MATERIAL FACTORS THAT COULD IMPACT SALES AND THE COMPANY'S PROSPECTS.

RESPONSE: We note your comment and will make the appropriate revisions in future filings.

     Thank you for your consideration and prompt attention to this response letter.

                                             Sincerely,


                                             Neil Reithinger
                                             President & Chief Executive Officer


cc:  Mark Weber - Epstein, Weber & Conover, PLLC